SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 8, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systèmes S.A. is furnishing under cover of Form 6-K (i) a press release dated November 8, 2005, announcing the release of Version 5 Release 16 of Dassault Systèmes and IBM’s PLM portfolio and (ii) a press release dated November 8, 2005, announcing the latest Delmia V5 PLM solution, which will empower collaboration between design, manufacturing and production.

Dassault Systèmes and IBM Announce
Version 5 Release 16 of their
Product Lifecycle Management (PLM) Portfolio

New version empowers Innovation Networks

Paris, France, November 8, 2005 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) and IBM today announced the release of Version 5 Release 16 (V5R16) of their Product Lifecycle Management (PLM) portfolio, comprised of CATIA for collaborative product development, and ENOVIA and SMARTEAM for product data and life-cycle management, collaboration, and decision support. Concurrently, Dassault Systèmes announced DELMIA V5R16 for the digital development of factory and production processes.

“V5R16 helps our customers create more innovative products and leverage the talents of their global supply chains,” noted Dominique Florack, Executive Vice President, R&D, Dassault Systèmes. “The new release increases the power of the V5 PLM platform in three ways: by delivering unified PLM solutions for unrivalled gains in productivity; by extending the reach of 3D XML within the enterprise for ease of communication; and by accelerating performance with Microsoft Windows 64-bit support.”

The V5R16 release:

Optimizes Business Processes – V5R16 extends the coverage of the large portfolio of V5 process-centric applications. It delivers significant new PLM capabilities for all industries in the modeling, simulation and electrical domains. New Product Simulation Management capabilities in ENOVIA fully integrate product simulation with design and lifecycle management processes – improving productivity for all companies that perform and manage product simulations.

Empowers Value Chain Innovation – V5R16 delivers powerful new collaboration capabilities within ENOVIA V5 VPM Navigator and SMARTEAM TeamPDM, enabling extended networks of partners to work together in globally distributed 3D environments. Entire engineering packages can now be shared and managed bi-directionally while protecting intellectual property, enabling true concurrent engineering across the value chain.

Streamlines Engineering-to-Manufacturing Cycles – V5R16 delivers on Dassault Systèmes’ Product-Process-Resource model. Major new extensions in the ENOVIA Engineering and Manufacturing hubs enable companies to obtain unique competitive advantages from the CATIA, DELMIA, ENOVIA and SMARTEAM PLM applications. V5R16 improves the integration of engineering and manufacturing environments: engineering specifications captured within the 3D environment are automatically made available and accounted for during manufacturing process planning, thereby ensuring a lean process flow from design intent to production set-up.

Continuously Grows Intellectual Capital – V5R16 captures and re-uses business processes and intellectual property, both at the enterprise level with Enterprise Process Management, leveraging IBM Websphere technology, and at the Engineering or Manufacturing level, with the V5 Business Process Knowledge templates.

Maximizes Standard Adoption – V5R16 has been designed to deliver a comprehensive 64-bit PLM architecture, and continues to leverage the proven openness of the V5 platform by providing major XML enhancements through its combined 3DXML and web services strategy. Adoption of the V5 architecture continues to grow, with two new industry-leading CAA partners and 360 V5 applications already available. New integration of the 3D XML Player with Lotus Notes enhances collaboration and joint decision-making by sharing 3D product and business information.

“V5R16 is a key enabler of the processes we are deploying on the 787 program,” said Kevin Fowler, Vice President, Systems Integration Processes & Tools 787 Program, The Boeing Company. “Most notable is the integration of Product Lifecycle Management using 3D-only design data across engineering definition, manufacturing and product support. This demonstrates the continuous innovation and breakthroughs we are realizing working with Dassault Systèmes on the 787 program.”

At Fissler, a developer of innovative cookware and kitchen accessories, Dr. Andreas Hillenmeier, Manager of Product Development, noted, “Our Intensa cooking systems are renowned worldwide. They are synonymous with quality and innovation. CATIA V5 and SMARTEAM have been instrumental in helping us constantly exceed our customers’ expectations. We are all excited about the potential for CATIA V5 and SMARTEAM to further improve our products and efficiency.”

“Helping customers increase their competitiveness is always foremost on our minds. Our ability to help our customers respond to their critical challenges in a changing and highly competitive environment is certainly strengthened with this release. Leveraging the support of IBM’s open and scalable PLM infrastructure, we can offer even more value to customers engaged in continuous innovation,” says Walter Donaldson, General Manager, Product Lifecycle management, IBM.

V5R16 Brand Highlights: for detailed V5R16 brand information, visit
http://www.3ds.com/V5R16 or http://www.ibm.com/software/plm

CATIA for collaborative product development – V5R16 accelerates collaborative product design with 64-bit support of the full CATIA portfolio on Microsoft Windows. It strengthens virtual product design and simulation by significantly improving the CATIA solutions in the simulation, electrical, shipbuilding, and modeling domains. It expands the usefulness of the open and extremely lightweight 3D XML format by embedding additional PLM product information, such as annotations and animations. The new release enables 3D-only paperless design-to-manufacturing, while VPM Navigator and TeamPDM streamline product development, by enabling teams to seamlessly manage advanced design process information from within a single engineering desktop.

ENOVIA for product data and lifecycle management and decision support – V5R16 supports AIX and Windows 64-bit across all ENOVIA DMU and VPM portfolios. It drives next-generation openness and infrastructure standardization via native Web Services connectivity, and deepens industry process coverage through new products for managing product simulation and electrical cable routing processes. V5R16 widens the scope of the Engineering and Manufacturing hubs’ cross-process coverage, thereby streamlining global product development collaboration. The release enriches industry-leading PLM change management and Enterprise Process Management tools for unprecedented business agility, and accelerates ENOVIA V5 deployments and user-productivity through improved navigation and reporting tools.

SMARTEAM for product lifecycle collaboration – V5R16 fosters powerful design continuity across the value chain by facilitating collaborative exchange around CATIA relational data. It optimizes decision support by seamlessly integrating impact analysis and digital mock-up processes, and improves deployment of enterprise collaboration practices. V5R16 improves productivity through enhanced process automation and product knowledge reuse, and lowers the total cost of ownership through expanded enterprise interconnectivity and support for de facto industry standards.

DELMIA for digital development of factory and production processes – V5R16 supports Windows 64-bit across the entire DELMIA PLM portfolio. V5R16 enables users to access and manipulate very large datasets as they develop, plan and validate manufacturing processes. It delivers more power to capture and communicate knowledge efficiently, and helps the extended enterprise deploy V5‘s unified solutions for engineering and manufacturing. ‘Best in Class’ manufacturing process planning, detailing, simulation and validation solutions for the machining and ergonomics domains are reinforced. The reach of 3DXML is extended to the manufacturing domain.

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About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of “On-Demand Business” solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

IBM Press Contacts: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com Seena Peck (Americas) + 212-745-2633 speck@us.ibm.com	Dassault Systèmes Press Contacts:
Frédérique Moureton
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

Emma Rutherford (Financial
Dynamics)
+ 33 1 47 03 68 10
emma.rutherford@fd.com

Growing the Collaborative Manufacturing Community
with DELMIA Version 5 Release 16

Dassault Systèmes’ latest V5 PLM solution for manufacturing
empowers collaboration between design,
manufacturing and production

Auburn Hills, MI, USA, November 8, 2005 – Dassault Systèmes (DS) (NASDAQ: DASTY: Euronext Paris: #13065, DSY.PA), today announced the latest release of DELMIA V5 PLM Manufacturing Solutions for the digital design and validation of factories and production processes, as part of Release 16 of their Version 5 (V5R16) Product Lifecycle Management platform.

With the release of DS’ V5R16, DELMIA will support the Microsoft Windows 64-bit operating system and certified hardware platforms, enabling users to access and manipulate very large datasets as they develop, plan and communicate manufacturing and production processes.

“The manufacturing communities can continue to grow by taking advantage of this new technology. It eliminates the memory limitations encountered when dealing with large data models, such as an entire factory, and enhance the power of digital process planning, detailing and 3D simulations,” says Philippe Charlès, CEO, DELMIA. “This will without a doubt increase the overall collaboration, performance and value for an enterprise, by connecting people and accelerating product and production engineering.”

DELMIA V5R16 Highlights:

Increase Performance for Collaborative Workspaces – DELMIA V5R16 is released on the Microsoft 64-bit platform, giving users the ability to process larger data sets and manipulate complex models. The 64-bit platform also provides faster load times, simplified 3D views, and improved communications between design, manufacturing and production.

Empower Engineering-to-Manufacturing Collaboration – DELMIA V5R16 provides the ability to apply the power of Change Management Actions to manufacturing process planning, thereby providing rigorous control over business processes and tightly integrating this control with product engineering through ENOVIA V5. This ensures a continuous data-share and understanding between design intent and the manufacturing processes.

Communicate Knowledge Downstream – DELMIA V5R16 empowers manufacturing planners to directly re-use and reconcile captured design requirements data in their process plans and to translate this engineering knowledge in electronic work instructions for delivery to the shop floor.

Capture Enterprise Knowledge – With DELMIA V5R16, the aerospace community has the ability to capture ‘non-conformance’ details on the shop floor using V5 DPM Shop, and assist the enterprise compliance with FAA requirements by documenting and storing this information within the MES system. The shop floor can also leverage this ‘captured knowledge’ to enhance and update its electronic work instructions for improved production efficiency.

Reach the Extended Network – DELMIA V5R16 allows users to generate lightweight 3DXML models of both product and resource geometry in the context of the manufacturing process plans. These lightweight models can then be used downstream with any Microsoft Office application for the purpose of generating documents with 3D interactive capabilities, thereby bringing these documents ‘to life’ for improved enterprise communication.

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About DELMIA
DELMIA is a premier brand for digital manufacturing solutions, focused on two unique software applications that can be used to streamline manufacturing processes. DELMIA Automation provides solutions to digitally design test and validate the control of a machine, workcell, or entire factory line and DELMIA PLM provides the process and resource capability to enable continuous creation and validation of manufacturing processes as related to the product throughout the entire product lifecycle. DELMIA serves industries where the optimization of manufacturing processes is critical, including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding sectors. Information about DELMIA is available at http://www.delmia.com.

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

DELMIA Press Contact
Americas:
Nancy Lesinski
Lesinski & Associates (for
DELMIA)
+1 248 709 3040
nancylesinski@sbcglobal.net

DELMIA Press Contact United
Kingdom:
Sarah Cockburn-Price
+44 (0)161 789 8108
sarah@cockburn-price.com	Dassault Systèmes Press Contact EMEA: Frédérique Moureton +33 1 40 99 68 80 frederique_moureton@ds-fr.com Dassault Systèmes Press Contact Americas: Derek Lane + 1 818 673-2243 derek_lane@ds-us.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: November 8, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration